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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           Nord Resources Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  655555 10 0
                                 (CUSIP Number)

                             James C. Colihan, Esq.
                                Coudert Brothers
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4680
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 27, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

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                                  SCHEDULE 13D

CUSIP No. 655555 10 0                                         Page 2 of 5 Pages
          -----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Jean-Raymond Boulle (foreign person -
                  no IRS identification number issued)

2        Check the Appropriate Box If a Member of a Group*
                                                                      a.  / /
                                                                      b.  / /
3        SEC Use Only


4        Source of Funds*
                  N/A

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                / /

6        Citizenship or Place of Organization
                  British

                           7        Sole Voting Power
  Number of                                 -0-
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,230,100
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   -0-
    With
                           10       Shared Dispositive Power
                                            6,230,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  6,230,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                           / /

13       Percent of Class Represented By Amount in Row (11)
                  28.44%

14       Type of Reporting Person*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

CUSIP No. 655555 10 0                                         Page 3 of 5 Pages
          -----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MIL (Investments) S.A. (foreign person - no IRS identification number issued)

2        Check the Appropriate Box If a Member of a Group*
                                                                     a.  / /
                                                                     b.  / /

3        SEC Use Only


4        Source of Funds*
                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                              / /

6        Citizenship or Place of Organization
                  Luxembourg

                           7        Sole Voting Power
  Number of                                 -0-
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,230,100
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   -0-
    With
                           10       Shared Dispositive Power
                                            6,230,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  6,230,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                         / /

13       Percent of Class Represented By Amount in Row (11)
                  28.44%

14       Type of Reporting Person*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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This Amendment No. 4 (this "Amendment") to the Schedule 13D filed on April 25,
1996, as amended by Amendment No. 1 thereto filed on July 11, 1996, as further amended by Amendement No. 2 thereto filed on October 25, 1996 and Amendment No. 3 thereto filed on December 4, 1996 (as amended, the "Schedule 13D") on behalf of MIL (Investments) S.A., a Luxembourg corporation ("MIL"), and Mr. Jean-Raymond Boulle, a British citizen with a residential address at Seaside Plaza, Batiment C, 6 avenue des Ligures, MC-98000 Monaco ("Mr. J.R. Boulle"), relates to the Common Stock, par value $.01 per share ("Nord Common Stock"), of Nord Resources Corporation, a Delaware corporation ("Nord"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         MIL purchased 220,100 shares of Nord Common Stock in a series of open market transactions between May 15, 1998 and May 27, 1998, for an aggregate purchase price of $439,968.35 (the "Purchase Price"). The Purchase Price was paid in cash from MIL's working capital.

Item 5.  Securities of the Issuer

(a) MIL is the beneficial and record owner of 6,230,100 shares of Common Stock (the "Nord Shares"), representing approximately 28.4% of the issued and outstanding shares of such Common Stock based upon information provided by the Company.

         Except as disclosed in this Item 5(a), neither MIL, Mr. J. R. Boulle nor, to the best of their knowledge, any of MIL's executive officers and directors, beneficially owns any securities of Nord or has a right to acquire any securities of Nord.

(c) Except as set forth on Schedule A hereto, neither MIL, Mr. J. R. Boulle nor, to the best of their knowledge, any of MIL's executive officers or directors, has effected any transaction in securities of Nord during the past 60 days.

                                   Page 4 of 5

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                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   June 10, 1998

                                             MIL (INVESTMENTS) S.A.

                                             By: /s/ Ekkehart Kessel
                                                -----------------------------
                                                Name:   Ekkehart Kessel
                                                Title:  Administrateur

                                             By: /s/ Edmond Van de Kelft
                                                -----------------------------
                                                Name:   Edmond Van de Kelft
                                                Title:  Administrateur

                                             /s/ Jean-Raymond Boulle
                                             --------------------------------
                                             JEAN-RAYMOND BOULLE



                                   Page 5 of 5

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                                                                    Schedule A

                         Purchases of Nord Common Stock
                          by the MIL (Investments) S.A.
                           During the Past Sixty Days

                          Number              Per Share
Date                      of Shares           Purchase Price
----                      ---------           --------------
5/19/98                    20,000               $2.00
5/19/98                    20,000               $2.00
5/19/98                    20,000               $2.00
5/20/98                    20,000               $2.00
5/20/98                    10,000               $2.00
5/20/98                    25,000               $2.00
5/20/98                    20,000               $2.00
5/20/98                    1,400                $2.00
5/20/98                    2,000                $2.00
5/20/98                    75,000               $2.00
5/21/98                    3,000                $2.00
5/27/98                    3,700              $1.9375